             BEHRINGER HARVARD MID-TERM VALUE ENHANCEMENT FUND I LP
                      SUPPLEMENT NO. 4 DATED APRIL 9, 2004
                    TO THE PROSPECTUS DATED FEBRUARY 19, 2003

        THIS DOCUMENT SUPPLEMENTS, AND SHOULD BE READ IN CONJUNCTION WITH, THE PROSPECTUS OF BEHRINGER HARVARD MID-TERM VALUE ENHANCEMENT FUND I LP DATED FEBRUARY 19, 2003, AS SUPPLEMENTED AND AMENDED BY SUPPLEMENT NO. 1 DATED JUNE 3, 2003, SUPPLEMENT NO. 2 DATED OCTOBER 20, 2003 AND, SUPPLEMENT NO. 3 DATED JANUARY 16, 2004. UNLESS OTHERWISE DEFINED IN THIS SUPPLEMENT, CAPITALIZED TERMS USED IN THIS SUPPLEMENT SHALL HAVE THE SAME MEANINGS AS SET FORTH IN THE PROSPECTUS.

        The purpose of this supplement is to describe the following:

                (1) the status of the offering of units of limited partnership in the partnership;

                (2) the acquisition of an office building in the Minneapolis, Minnesota metropolitan area;

                (3) the initiation of the distribution of net cash from operations;

                (4) a "Management's Discussion and Analysis of Financial Condition and Results of Operations" similar to that which was filed in the Annual Report on Form 10-K, dated March 30, 2004;

                (5) revisions to the "Experts" section of the prospectus to update the financial information and statements included in the prospectus; and

                (6)     audited financial statements as of December 31, 2003.

STATUS OF THE OFFERING

        We commenced our initial public offering of units of limited partnership interest on February 19, 2003. We have accepted investors' subscriptions received through March 16, 2004 and issued 471,107 units to limited partners, with gross proceeds of $4,692,819 distributed to us. We have special escrow accounts for subscriptions from residents of Nebraska and Pennsylvania. The conditions of those special escrow accounts have not been satisfied as of the date of this supplement and, therefore, we have not accepted subscriptions from residents of those states. For additional information, see the "Plan of Distribution - Subscription Process" section of the prospectus beginning on page 115.

REAL PROPERTY INVESTMENTS

        The section captioned "Investment Objectives and Criteria -- Real Property Investments" on page 55 of the prospectus is supplemented with the following information:

        On March 12, 2004, we acquired a one-story office building containing approximately 29,660 of rentable square feet, located on approximately 2.5 acres of land (Hopkins Property). The Hopkins Property is located in Hopkins, Minnesota, a suburb of Minneapolis, Minnesota. The purchase price of the Hopkins Property was $2,925,000 plus preliminary closing costs of approximately $144,925. We used proceeds from our public offering to pay the entire purchase price and all closing costs of the acquisition. The Hopkins Property is held by Behringer Harvard Hopkins, LLC, our wholly owned subsidiary. The purchase price for the transaction was determined through negotiations between Edward L. Warrington and Behringer Harvard Advisors I LP, our general partner. In evaluating the Hopkins Property as a potential acquisition and determining the appropriate amount of consideration to be paid, a variety of factors were considered, including overall valuation of net rental income, location, environmental issues, demographics, quality of the tenant, lease terms, price per square foot, and occupancy. Our general partners believe that the Hopkins Property is well located, has acceptable roadway access, is adequately insured, attracts high-quality tenants, is well maintained and has been professionally managed.

        HPT Management Services LP, our affiliated property manager, will manage and arrange for leasing of the Hopkins Property. Among other things, HPT Management will have the authority to negotiate and enter into leases of the property on our behalf, to incur costs and expenses, to pay property operating costs and expenses from property cash flow or reserves and to require that we provide sufficient funds for the payment of operating expenses. As compensation, HPT Management will receive a property management fee equal to 3.5% of the annual gross revenues derived from the property.

        The Hopkins Property, which was constructed in 1980, is 100% leased to one tenant, SunGard Financial Systems, Inc. (SFS), a wholly owned subsidiary of SunGard Data Systems (NYSE: SDS). SFS conducts financial clearing activities, data warehousing, and data transacting activities, as well as disaster recovery for computer operations at this location. Pursuant to the terms of its lease, SFS will lease all 29,660 square feet of the property through September 30, 2010 at a fixed rate through the end of the lease term. Under the terms of the lease, SFS is responsible for all maintenance and utilities for the Hopkins Property, including water, sewer, electricity, and heating. SFS is also responsible for insurance and real estate taxes. The rental rate under the lease with SFS at the Hopkins Property is approximately $8.50 per square foot annually with total annual rental payments of $252,100.

DISTRIBUTIONS OF NET CASH

        The section captioned "Distributions and Allocations" on page 75 of the prospectus is supplemented with the following information:

        As a result of the acquisition of the Hopkins Property, we intend to initiate a distribution to our investors at an annual rate of 6.0%. We intend to begin monthly payments of the distribution on or about April 30, 2004.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following discussion and analysis should be read in conjunction with our accompanying financial statements and the notes thereto:

     CRITICAL ACCOUNTING POLICIES AND ESTIMATES

        Management's discussion and analysis of financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires our management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On a regular basis, we will evaluate these estimates. These estimates will be based on management's historical industry experience and on various other assumptions that are believed to be reasonable under the circumstances. Actual results may differ from these estimates. As we were in the development stage as of December 31, 2003, there were no critical accounting policies in existence at that time. We acquired our first investment in real estate in March 2004. Therefore, purchase price allocation will be the most critical accounting policy for us in the first quarter of 2004 and therefore has been described below.

        PURCHASE PRICE ALLOCATIONS

        Upon the acquisition of real estate properties, we will allocate the purchase price of those properties to the tangible assets acquired, consisting of land and buildings, and identified intangible assets. Identified intangible assets may consist of the fair value of above-market and below-market leases, in-place leases, in-place tenant improvements and tenant relationships.

        The fair value of the tangible assets acquired, consisting of land and buildings, will be determined by valuing the property as if it were vacant, and the "as-if-vacant" value will then be allocated to land and buildings based on management's determination of the relative fair value of these assets. Management's estimates of value will be made using discounted cash flow analyses or similar methods. Factors considered by management in its analysis will include an estimate of carrying costs during hypothetical expected lease-up periods considering current market conditions, and costs to execute similar leases. Management will also consider information obtained about each property as a result of pre-acquisition due diligence, marketing and leasing activities in estimating the fair value of the tangible and intangible assets acquired. In estimating carrying costs, management will also include real estate taxes, insurance and other operating expenses and estimates of lost rentals at market rates during the expected lease-up periods. Management will also estimate costs to execute similar leases including leasing commissions and legal and other related expenses to the extent that such costs are not already incurred in connection with a new lease origination as part of the transaction.

        We will determine the value of above-market and below-market in-place leases for acquired properties based on the present value (using an interest rate that reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts paid pursuant to the in-place leases and (ii) management's estimate of current market lease rates for the corresponding in-place leases, measured over a period equal to the remaining non-cancelable terms of the respective leases. The fair value of above-market and below-market leases will be recorded by us as intangible assets and amortized as an adjustment to rental income over the remaining non-cancelable terms of the respective leases.

        The total value of identified real estate intangible assets acquired will be further allocated to in-place lease values, in-place tenant improvements and tenant relationships based on management's evaluation of the specific characteristics of each tenant's lease and our overall relationship with that respective tenant. Characteristics to be considered by management in allocating these values will include the nature and extent of existing business relationships with the tenant, growth prospects for developing new business with the tenant, the tenant's credit quality and expectations of lease renewals (including those existing under the terms of the lease agreement), among other factors.

        We will amortize the value of in-place leases to expense over the initial term of the respective leases. The value of tenant relationship intangibles will be amortized to expense over the initial term and any assumed renewal periods, but in no event will the amortization period for intangible assets exceed the remaining depreciable life of the building. Should a tenant terminate its lease, the unamortized portion of the in-place lease value and tenant relationship intangibles would be charged to expense.

     RESULTS OF OPERATIONS

        As of December 31, 2003, we had not yet commenced operations. Although we received and accepted subscriptions for a minimum of $2,000,000 on December 22, 2003, there were no real estate acquisitions in 2003. Our first real estate acquisition occurred with the purchase of the Hopkins Property on March 12, 2004.

        Results of operations for the year ended December 31, 2003 consist primarily of the following:

        General and administrative expense of $103,724 includes a full year of corporate overhead and administrative start-up expenses.

        Interest income of $84 includes interest income on funds held by us from the date we first accepted subscriptions, December 22, 2003, through December 31, 2003.

        There were no start-up expenses or interest income on funds held by us in 2002.

     CASH FLOW ANALYSIS

        We had not commenced operations as of December 31, 2003. Therefore, cash flows in 2003 are not necessarily comparable to other periods. In 2003, we used $58,894 of cash from operations, primarily due to the net loss incurred in 2003, partially offset by changes in current assets and liabilities. There were no investing activities in 2003. The cash flows from financing activities were $2,044,408 in 2003 and result primarily from the issuance of partnership units, net of offering costs of $1,958,887.

     LIQUIDITY AND CAPITAL RESOURCES

        Our cash and cash equivalents were $1,986,114 at December 31, 2003. In March 2004, we acquired the Hopkins Property in Hopkins, Minnesota for a purchase price of $2,925,000 plus preliminary closing costs of approximately $144,925. We used the proceeds from the offering of our limited partnership units to pay the entire purchase price and all closing costs of the acquisition.

        The timing and amount of cash to be distributed to our limited partners will be determined by the General Partners and will be dependent on a number of factors, including funds available for payment of distributions, financial condition and capital expenditures.

        Our principal demands for funds will be for property acquisitions, either directly or through investment interests, for the payment of operating expenses and distributions, and for the payment of interest on our outstanding indebtedness and other investments. Generally, cash needs for items other than property acquisitions are expected to be met from operations, and cash needs for property acquisitions are expected be met from the offering of our limited partnership units. However, there may be a delay between the sale of our units and our purchase of properties, which could result in a delay in the benefits to our limited partners, if any, of returns generated from our operations. We expect that at least 84.2% of the money that limited partners invest in the offering of our limited partnership units will be used to buy real estate or make other investments and approximately 0.8% of the gross proceeds of the offering will be set aside as initial working capital reserves for such properties. The remaining 15.0% will be used to pay expenses and fees for selling commissions and dealer manager fees, organization and offering expenses, acquisition and advisory fees and acquisition expenses. The General Partners will evaluate potential property acquisitions and will engage in negotiations with sellers on our behalf. Investors should be aware that after a contract for the purchase of a property is executed, the property generally will not be purchased until the successful completion of due diligence. During this period, we may decide to temporarily invest any unused proceeds from the offering of our limited partnership units in investments that could yield lower returns than the properties. These lower returns may affect our ability to make distributions.

        Potential future sources of capital include proceeds from secured or unsecured financings from banks or other lenders, proceeds from the sale of properties and undistributed funds from operations. If necessary, we may use financings or other sources of capital in the event of unforeseen significant capital expenditures.

        On December 22, 2003, we satisfied the minimum offering requirement of $2,000,000 established for the offering of our limited partnership units. Subscription proceeds are held in escrow until investors are admitted as limited partners. We intend to continue to admit new limited partners at least monthly. At that time, subscription proceeds are released to us from escrow and utilized as consideration for investments and the payment or reimbursement of dealer manager fees, selling commissions and other organization and offering expenses. Until required for such purposes, net offering proceeds are held in short-term, liquid investments. Amounts associated with non-admitted subscriptions are reflected in "Restricted cash" and "Subscriptions for limited partnership units" on our balance sheets.

        We expect to meet our future short-term operating liquidity requirements through net cash provided by the operations of properties to be acquired in the future. Management also expects that our properties will generate sufficient cash flow to cover operating expenses and the payment of a monthly distribution. Other potential future sources of capital include proceeds from secured or unsecured financings from banks or other lenders, proceeds from the sale of properties and undistributed funds from operations. If necessary, we may use financings or other sources of capital in the event of unforeseen significant capital expenditures.

     OFF-BALANCE SHEET ARRANGEMENTS

        We have no off-balance sheet arrangements that are reasonably likely to have a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

     TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

        We had no contractual obligations as of December 31, 2003, nor did we incur any contractual obligations in our acquisition of the Hopkins Property in March 2004.

     NEW ACCOUNTING PRONOUNCEMENTS

        FASB Interpretation ("FIN") No. 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51" was issued in January 2003. In December 2003, FIN No. 46R was issued, which replaced FIN No. 46 and clarified ARB No. 51. This FIN requires the consolidation of results of variable interest entities in which we are deemed to be the primary beneficiary, as defined. The adoption of FIN No. 46R did not have a material effect on the financial condition, results of operations, or liquidity of us. Interests in entities acquired or created after December 31, 2003 will be evaluated based on FIN No. 46R criteria.

     INFLATION

        The real estate market has not been affected significantly by inflation in the past several years due to the relatively low inflation rate. The majority of our leases will contain inflation protection provisions applicable to reimbursement billings for common area maintenance charges, real estate tax and insurance reimbursements on a per square foot basis, or in some cases, annual reimbursement of operating expenses above a certain per square foot allowance.

EXPERTS

        The following information replaces the information in the "Experts" section beginning on page 126 of the prospectus:

        The financial statements as of December 31, 2003 and 2002 and for the year ended December 31, 2003 and the period from September 20, 2002 (date of inception) through December 31, 2002 and cumulatively for the period from September 20, 2002 (date of inception) through December 31, 2003 included in this prospectus supplement have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.


                          INDEX TO FINANCIAL STATEMENTS



                                                                                              PAGE
                                                                                              ----
Report of Independent Auditors                                                                F-2

Balance Sheets as of December 31, 2003 and 2002                                               F-3

Statements of Operations for the Year ended December 31, 2003 and the periods from September 20, 2002 (date of inception) through December 31, 2003 and
   2002                                                                                       F-4

Statements of Partners' Capital for the Year ended December 31, 2003 and the period from September 20, 2002 (date of inception) through December 31, 2003
   and 2002                                                                                   F-5

Statements of Cash Flows for the Year Ended December 31, 2003 and the periods
   from September 20, 2002 (date of inception) through December 31, 2003 and 2002             F-6

Notes to Financial Statements                                                                 F-7

                         REPORT OF INDEPENDENT AUDITORS


To the Partners of
Behringer Harvard Mid-Term Value Enhancement Fund I LP:


In our opinion, the accompanying balance sheets and the related statements of operations, partners' capital and cash flows present fairly, in all material respects, the financial position of Behringer Harvard Mid-Term Value Enhancement Fund I LP (the "Partnership", a development stage partnership) at December 31, 2003 and 2002, and the results of its operations and its cash flows for the year ended December 31, 2003 and the period from September 20, 2002 (date of inception) through December 31, 2002 and cumulatively for the period from September 20, 2002 (date of inception) through December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Partnership's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.



/s/ PricewaterhouseCoopers LLP

Dallas, Texas
March 30, 2004


                               BEHRINGER HARVARD MID-TERM VALUE ENHANCEMENT FUND I LP
                                      (A DEVELOPMENT STAGE TEXAS PARTNERSHIP)
                                                   BALANCE SHEETS


                                                                              DECEMBER 31,          DECEMBER 31,
                                                                                  2003                  2002
                                                                           ------------------    -----------------
ASSETS
                 Cash and cash equivalents                                  $      1,986,114      $           600
                 Restricted cash                                                      75,132                    -
                 Prepaid expenses and other assets                                    31,590                    -
                                                                           ------------------    -----------------
TOTAL ASSETS                                                                $      2,092,836      $           600
                                                                           ==================    =================

LIABILITIES AND PARTNERS' CAPITAL

LIABILITIES
                 Accounts payable                                           $          7,584      $             -
                 Payables to affiliates                                               85,521                    -
                 Accrued liabilities                                                  68,752                    -
                 Subscriptions for limited partnership units                          75,132                    -
                                                                           ------------------    -----------------
TOTAL LIABILITIES                                                                    236,989                    -

COMMITMENTS AND CONTINGENCIES

PARTNERS' CAPITAL
                 Limited partners - 44,000,000 units authorized;
                   223,345 and 0 units issued and outstanding
                    as of December 31, 2003 and 2002, respectively                 1,855,373                  100
                 General partners                                                        474                  500
                                                                           ------------------    -----------------
TOTAL PARTNERS' CAPITAL                                                            1,855,847                  600
                                                                           ------------------    -----------------

TOTAL LIABILITIES AND PARTNERS' CAPITAL                                     $      2,092,836      $           600
                                                                           ==================    =================


                                         SEE NOTES TO FINANCIAL STATEMENTS.


                                    BEHRINGER HARVARD MID-TERM VALUE ENHANCEMENT FUND I LP
                                           (A DEVELOPMENT STAGE TEXAS PARTNERSHIP)
                                                   STATEMENTS OF OPERATIONS


                                                                           FROM INCEPTION              FROM INCEPTION
                                                       YEAR             (SEPTEMBER 20, 2002)         (SEPTEMBER 20, 2002)
                                                       ENDED                  THROUGH                      THROUGH
                                                 DECEMBER 31, 2003       DECEMBER 31, 2003            DECEMBER 31, 2002
                                                -------------------    ----------------------    ---------------------------
TOTAL REVENUES                                   $               -      $                  -      $                       -

EXPENSES
            General and administrative                     103,724                   103,724                              -
                                                -------------------    ----------------------    ---------------------------
TOTAL EXPENSES                                             103,724                   103,724                              -

OTHER INCOME
            Interest income                                     84                        84                              -
                                                -------------------    ----------------------    ---------------------------
TOTAL OTHER INCOME                                              84                        84                              -
                                                -------------------    ----------------------    ---------------------------
NET LOSS                                         $        (103,640)     $           (103,640)     $                       -
                                                ===================    ======================    ===========================


ALLOCATION OF NET LOSS:
Net loss allocated to general partners           $             (26)     $                (26)     $                       -
                                                ===================    ======================    ===========================

Net loss allocated to limited partners           $        (103,614)     $           (103,614)     $                       -
                                                ===================    ======================    ===========================

WEIGHTED AVERAGE NUMBER OF LIMITED
      PARTNERSHIP UNITS OUTSTANDING                          5,000                     3,900                              -
                                                ===================    ======================    ===========================

LOSS PER LIMITED PARTNERSHIP UNIT                $          (20.73)     $             (26.57)     $                       -
                                                ===================    ======================    ===========================


                                              SEE NOTES TO FINANCIAL STATEMENTS.


                                    BEHRINGER HARVARD MID-TERM VALUE ENHANCEMENT FUND I LP
                                            (A DEVELOPMENT STAGE TEXAS PARTNERSHIP)
                                                STATEMENTS OF PARTNERS' CAPITAL


                                                   General Partners                 Limited Partners
                                            -------------------------------  --------------------------------
                                                                Losses                            Losses
                                                             Accumulated                       Accumulated
                                                              During the                        During the
                                                             Development                       Development
                                            Contributions       Stage        Contributions        Stage            Total
                                            --------------  ---------------  --------------   ---------------  --------------
Beginning balance on September 20, 2002      $          -    $           -    $          -     $           -    $          -

Capital contributions on
   September 20, 2002                                 500                              100                 -             600
                                            --------------  ---------------  --------------   ---------------  --------------

Balance as of December 31, 2002                       500                -             100                 -             600
                                            --------------  ---------------  --------------   ---------------  --------------

Issuance of units of limited                                                                                               -
   partnership interest, net                            -                        1,958,887                         1,958,887

Net loss                                                               (26)                         (103,614)       (103,640)
                                            --------------  ---------------  --------------   ---------------  --------------

Balance as of December 31, 2003              $        500    $         (26)   $  1,958,987     $    (103,614)   $  1,855,847
                                            ==============  ===============  ==============   ===============  ==============


                                              SEE NOTES TO FINANCIAL STATEMENTS.


                                       BEHRINGER HARVARD MID-TERM VALUE ENHANCEMENT FUND I LP
                                               (A DEVELOPMENT STAGE TEXAS PARTNERSHIP)
                                                      STATEMENTS OF CASH FLOWS


                                                                                   FROM INCEPTION               FROM INCEPTION
                                                          YEAR                  (SEPTEMBER 20, 2002)         (SEPTEMBER 20, 2002)
                                                          ENDED                       THROUGH                      THROUGH
                                                    DECEMBER 31, 2003            DECEMBER 31, 2003            DECEMBER 31, 2002
                                                 ------------------------    -------------------------   --------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss                                          $             (103,640)     $              (103,640)    $                      -
Adjustments to reconcile net loss to
   net cash flows used in operating activities
Change in prepaid expenses and other assets                      (31,590)                     (31,590)                           -
Change in accounts payable                                         7,584                        7,584                            -
Change in accrued liabilities                                     68,752                       68,752                            -
                                                 ------------------------    -------------------------   --------------------------
CASH USED IN OPERATING ACTIVITIES                                (58,894)                     (58,894)                           -
                                                 ------------------------    -------------------------   --------------------------


CASH FLOWS FROM INVESTING ACTIVITIES                                   -                            -                            -
                                                 ------------------------    -------------------------   --------------------------


CASH FLOWS FROM FINANCING ACTIVITIES
General partners' contributions                                        -                          500                          500
Limited partners' contributions                                2,224,115                    2,224,215                          100
Offering costs                                                  (265,228)                    (265,228)
Change in  limited partners' subscriptions                       (75,132)                     (75,132)                           -
Change in restricted cash                                         75,132                       75,132                            -
Change in payables to affiliates                                  85,521                       85,521
                                                 ------------------------    -------------------------   --------------------------
CASH PROVIDED BY FINANCING ACTIVITIES                          2,044,408                    2,045,008                          600
                                                 ------------------------    -------------------------   --------------------------

Net change in cash and cash equivalents                        1,985,514                    1,986,114                          600
Cash and cash equivalents at beginning of period                     600                            -                            -
                                                 ------------------------    -------------------------   --------------------------
Cash and cash equivalents at end of period        $            1,986,114      $             1,986,114     $                    600
                                                 ========================    =========================   ==========================


                                                 SEE NOTES TO FINANCIAL STATEMENTS.

             BEHRINGER HARVARD MID-TERM VALUE ENHANCEMENT FUND I LP
                          NOTES TO FINANCIAL STATEMENTS



1.      BUSINESS AND ORGANIZATION

     BUSINESS

        Behringer Harvard Mid-Term Value Enhancement Fund I LP (the "Partnership") is a limited partnership formed in Texas on July 30, 2002. The general partners of the Partnership are Behringer Harvard Advisors I LP and Robert M. Behringer (the "General Partners"). The Partnership was funded through capital contributions from its General Partners and initial limited partner on September 20, 2002 (date of inception) and is currently offering its limited partnership units pursuant to the public offering which commenced on February 19, 2003 ("the Offering") and is described below. The Partnership intends to use the proceeds from the Offering, after deducting offering expenses, primarily to acquire institutional quality office and office service center properties, in highly desirable locations in markets with barriers to entry and limited potential for new development.

        The Partnership is not limited to investments in institutional quality office properties. It may invest in other commercial properties such as shopping centers, business and industrial parks, manufacturing facilities, warehouse and distribution facilities in order to reduce overall portfolio risk or enhance overall portfolio returns if our general partners determine that it would be advantageous to do so. In addition, its general partners may determine that it would be advantageous to acquire commercial properties other than institutional quality office properties in order to diversify our portfolio or in order to respond to changes in the real estate market. It may also invest in commercial properties that are not preleased to such tenants or in other types of commercial properties such as hotels or motels.

        The Partnership may purchase properties that have been constructed and have operating histories, are newly constructed or are under development or construction. An advisory board has been established to provide the General Partners with advice and guidance with respect to (i) the identification of assets for acquisition; (ii) general economic and market conditions, general business principles, specific business principles relating to the Partnership's business plan; (iii) inroads to establishing beneficial strategic partners, customers, and suppliers; (iv) opportunities within and related to the industry; and (v) other assistance as may be determined by the General Partners or their representatives from time to time. The Partnership Agreement provides that it will continue in existence until the earlier of December 31, 2022 or termination of the Partnership by written consent of all the Partners.

     ORGANIZATION

        On February 19, 2003, the Partnership commenced the Offering of up to 40,000,000 units of limited partnership interest to be offered at a price of $10 per unit pursuant to a Registration Statement on Form S-11 filed under the Securities Act of 1933. The Registration Statement also covers up to 4,000,000 units available pursuant to the Partnership's distribution reinvestment plan at $10 per unit.

        On December 22, 2003, the Partnership satisfied the minimum offering requirement of $2,000,000 established for its Offering and accepted subscriptions for 202,781 partnership units, from which gross proceeds of $2,023,365 were distributed to the Partnership. In addition, special escrow accounts were established for subscriptions from residents of New York, Nebraska and Pennsylvania. The minimum offering requirement of $2,500,000 for the New York escrow account was satisfied on January 26, 2004 and the Partnership accepted subscriptions from the New York residents on February 1, 2004. All additional subscription proceeds will be held in escrow until investors are admitted as limited partners. The Partnership intends to admit new investors at least monthly. At that time, subscription proceeds may be released to the Partnership from escrow and utilized as consideration for investments and the payment or reimbursement of dealer manager fees, selling commissions, organization and offering expenses and operating expenses. Until required for such purposes, net offering proceeds will be held in short-term, liquid investments.

        As of December 31, 2003, the Partnership was in the development stage and had not commenced real estate operations. On March 12, 2004, the Partnership commenced operations with its acquisition of a property in Hopkins, Minnesota, a suburb of Minneapolis, Minnesota.

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect (i) the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and (ii) the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     CASH AND CASH EQUIVALENTS

        Cash and cash equivalents consist of cash on hand and highly liquid investments purchased with original maturities of three months or less. Short-term investments are stated at cost, which approximates fair value, and consists of investments in money market accounts.

     RESTRICTED CASH

        Subscription proceeds are held in escrow until investors are admitted as limited partners. The Partnership admits new limited partners at least monthly. Upon acceptance of limited partners, partnership units are issued and subscription proceeds are released to the Partnership from escrow. Subscription proceeds may then be utilized as consideration for investments and the payment or reimbursement of dealer manager fees, selling commissions, organization and offering expenses and operating expenses. Until required for such purposes, net offering proceeds are held in short-term, liquid investments.

     PURCHASE PRICE ALLOCATIONS

        Upon the acquisition of real estate properties, the Partnership will allocate the purchase price of those properties to the tangible assets acquired, consisting of land and buildings, and identified intangible assets. Identified intangible assets may consist of the fair value of above-market and below-market leases, in-place leases, in-place tenant improvements and tenant relationships.

        The fair value of the tangible assets acquired, consisting of land and buildings, will be determined by valuing the property as if it were vacant, and the "as-if-vacant" value will then be allocated to land and buildings based on management's determination of the relative fair value of these assets. Management's estimates of value are made using discounted cash flow analyses or similar methods. Factors considered by management in its analysis include an estimate of carrying costs during hypothetical expected lease-up periods considering current market conditions, and costs to execute similar leases. Management also considers information obtained about each property as a result of pre-acquisition due diligence, marketing and leasing activities in estimating the fair value of the tangible and intangible assets acquired. In estimating carrying costs, management also includes real estate taxes, insurance and other operating expenses and estimates of lost rentals at market rates during the expected lease-up periods. Management also estimates costs to execute similar leases including leasing commissions, legal and other related expenses to the extent that such costs are not already incurred in connection with a new lease origination as part of the transaction.

        The Partnership will determine the value of above-market and below-market in-place leases for acquired properties based on the present value (using an interest rate which reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts paid pursuant to the in-place leases and (ii) management's estimate of current market lease rates for the corresponding in-place leases, measured over a period equal to the remaining non-cancelable terms of the respective leases. The fair value of above-market and below-market leases will recorded by the Partnership as intangible assets and amortized as an adjustment to rental income over the remaining non-cancelable terms of the respective leases.

        The total value of identified real estate intangible assets acquired will further allocated to in-place lease values, in-place tenant improvements and tenant relationships based on management's evaluation of the specific characteristics of each tenant's lease and the Partnership's overall relationship with that respective tenant. Characteristics to be considered by management in allocating these values will include the nature and extent of existing business relationships with the tenant, growth prospects for developing new business with the tenant, the tenant's credit quality and expectations of lease renewals (including those existing under the terms of the lease agreement), among other factors.

        The Partnership will amortize the value of in-place leases to expense over the initial term of the respective leases. The value of tenant relationship intangibles are amortized to expense over the initial term and any assumed renewal periods, but in no event will the amortization period for intangible assets exceed the remaining depreciable life of the building. Should a tenant terminate its lease, the unamortized portion of the in-place lease value and tenant relationship intangibles would be charged to expense.

     DEFERRED PROJECT COSTS

        The General Partner will be paid an acquisition and advisory fee of 3.0% of the contract price of each investment. In addition, the Partnership will reimburse its General Partners for investment acquisition expenses in an amount of up to 0.5% of the contract price of the Partnership's investments. Pending such reimbursement, the General Partners will fund all such expenses and the General Partners will bear such expense to the extent they exceed 0.5% of the contract price of the Partnership's investments. These costs will be capitalized to real estate assets, either directly or through contributions to joint ventures.

     DEFERRED OFFERING COSTS

        The General Partner fund all of the organization and offering costs on the Partnership's behalf and are reimbursed for such organization and offering costs up to 2.5% of cumulative capital raised by the Partnership in its current public offering. Organization and offering costs include items such as legal and accounting fees, marketing, promotional and printing costs, and specifically exclude selling commissions and dealer manager fees. The Partnership is required to repay the General Partners, at an amount equal to the lesser of 2.5% of the cumulative capital raised or actual costs incurred by third parties less previous reimbursements paid to the General Partners. All offering costs are recorded as an offset to partners' capital, and all organization costs are recorded as an expense at the time the Partnership becomes liable for the payment of these amounts.

     CASH FLOW DISTRIBUTIONS

        Net cash distributions, as defined in the Partnership Agreement, are to be distributed to the partners as follows:

        a) To the limited partners, on a per unit basis, until each of such Limited Partners have received distributions of net cash from operations with respect to such fiscal year, or applicable portion thereof, equal to eight percent (8.0%) per annum of their net capital contribution;
        b) Then to the limited partners, on a per unit basis, until each limited partner has received or has been deemed to have received one hundred percent (100.0%) of their net capital contribution; and

        c) Thereafter, eighty-five percent (85.0%) to the limited partners, on a per unit basis, and fifteen percent (15.0%) to the General Partners to be apportioned in such percentages as they may from time to time agree upon among themselves.

        Other limitations of allocated or received distributions are defined within the Partnership Agreement.

     INCOME (LOSS) ALLOCATIONS

        Net income for each applicable accounting period shall be allocated to the Partners as follows:

        a) To the Partners to the extent of and in proportion to allocations of net loss as noted below; and
        b) Then, so as to cause the capital accounts of all Partners to permit liquidating distributions to be made in the same manner and priority as set forth in the Partnership Agreement with respect to net cash distributions.

        Net loss for each applicable accounting period shall be allocated to the Partners as follows:

        a) To the Partners having positive balances in their capital accounts (in proportion to the aggregate positive balances in all capital accounts) in an amount not to exceed such positive balance as of the last day of the fiscal year; and
        b) Then, eighty-five percent (85.0%) to the limited partners and fifteen percent (15.0%) to the General Partners to be apportioned in such percentages as they may from time to time agree upon among themselves.

     INCOME TAXES

        The Partnership is not a taxpaying entity and, accordingly, records no income taxes. The Partners are individually responsible for reporting their share of the Partnership's taxable income or loss on their income tax returns.

        Certain transactions of the Partnership may be subject to accounting methods for income tax purposes which differ from the accounting methods used in preparing these financial statements in accordance with generally accepted accounting principles. Accordingly, the net income or loss of the Partnership and the resulting balances in the Partners' capital accounts reported for income tax purposes may differ from the balances reported for those same items in the accompanying financial statements.

     CONCENTRATION OF CREDIT RISK

        At December 31, 2003, the Partnership had cash and cash equivalents and restricted cash on deposit in three financial institutions in excess of federally insured levels. The Partnership regularly monitors the financial stability of these financial institutions and believes that it is not exposed to any significant credit risk in cash and cash equivalents or restricted cash.

     NEW ACCOUNTING PRONOUNCEMENTS

        FASB Interpretation ("FIN") No. 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB 51" was issued in January 2003. In December 2003, FIN No. 46R was issued, which replaced FIN No. 46 and clarified ARB 51. This FIN requires the consolidation of results of variable interest entities in which the Partnership is deemed to be the primary beneficiary, as defined. As of December 31, 2003, the Partnership did not own an interest in a variable interest entity and the adoption of FIN No. 46R did not have a material effect on the financial condition, results of operations, or liquidity of the Partnership. Interests in entities acquired or created after December 31, 2003 will be evaluated based on FIN No. 46R criteria and consolidation of these interests may be required.

3.      PARTNERS' CAPITAL

        The Partnership Agreement includes a unit redemption program. Limited partners who have held their units for a least one year may receive the benefit of limited liquidity by presenting for redemption all or a portion of their units to the Partnership at any time in accordance with the procedures described below. At that time, the Partnership may, subject to the conditions and limitations below, redeem the units presented for redemption for cash to the extent that sufficient funds from operations are available to fund such redemption. The purchase price for the redeemed units for the period beginning after a limited partner has held the units for a period of one year and ending after the first three full fiscal years following termination of the Offering will generally be the lesser of (1) $8.50 per unit or (2) the price the limited partner actually paid for the units. Thereafter, the purchase price will be the lesser of (1) 90.0% of the fair value per unit, or (2) the price the limited partner actually paid for the units. The fair value utilized for purposes of establishing the purchase price per unit will be the estimated value of units determined annually for ERISA purposes. The fair value will be based on annual appraisals of the Partnership's properties performed by the General Partners and not by an independent appraiser. The General Partners will, however, obtain annually an opinion of an independent third party that its estimate of the fair value of each unit for such year is reasonable and was prepared in accordance with appropriate methods for valuing real estate. The General Partners reserve the right in their sole discretion at any time and from time to time to (1) waive the one-year holding period in the event of the death or bankruptcy of a limited partner or other exigent circumstances, (2) reject any request for redemption, (3) change the purchase price for redemptions, or (4) terminate, suspend and/or reestablish the unit redemption program. In addition, for redemptions of units upon the death of a limited partner, the purchase price for units until after the first three full fiscal years following termination of the Offering will be equal to the price the limited partner actually paid for the units. Thereafter, the purchase price will be the fair value of the units as determined by estimated unit valuations. Under the terms of the plan, during any calendar year the Partnership will not redeem in excess of 3.0% of the weighted average number of units outstanding during the prior calendar year. In addition, the General Partners will determine whether the Partnership has sufficient cash from operations to repurchase units, and such purchases will generally be limited to 1.0% of operating cash flow for the previous fiscal year plus proceeds of the Partnership's distribution reinvestment plan.

4.      GENERAL AND ADMINISTRATIVE EXPENSES

        General and administrative expenses for the year ended December 31, 2003 consisted of the following:

        Auditing expense                  $        42,867
        Transfer agent fees                        19,605
        D & O insurance                            15,795
        Tax preparation fees                       15,350
        Advisory board fees                         9,000
        Organizational expense                      1,023
        Other                                          84
                                         -----------------
                                          $       103,724
                                         =================

        Of the $103,724 of general and administrative expenses incurred in the year ended December 31, 2003, $1,023 was paid to Behringer Advisors I for organizational expenses.

5.      RELATED PARTY ARRANGEMENTS

        The General Partners and certain of their affiliates receive fees and compensation in connection with the Offering, and will receive fees and compensation in connection with the acquisition, management and sale of the assets of the Partnership.

        Behringer Securities LP ("Behringer Securities"), the affiliated dealer manager, receives commissions of up to 7.0% of gross offering proceeds before reallowance of commissions earned by participating broker-dealers. In addition, up to 2.5% of gross proceeds before reallowance to participating broker-dealers is paid to Behringer Securities as a dealer manager fee; except that this dealer manager fee will be reduced to 1.0% of the gross proceeds of purchases made pursuant to the Partnership's distribution reinvestment plan. Behringer Securities reallows all of its commissions of up to 7.0% of gross offering proceeds to participating broker-dealers and may reallow a portion of its dealer manager fee of up to 1.5% of the gross offering proceeds to be paid to such participating broker-dealers as marketing fees, including bona fide conference fees incurred, and due diligence expense reimbursement. In 2003, Behringer Securities commissions and dealer management fees totaled $147,008 and $55,603, respectively and were capitalized as offering costs in "Additional paid-in capital" on the Partnership's balance sheet.

        Behringer Advisors I, a general partner of and advisor to the Partnership, or its affiliates may receive up to 2.5% of gross offering proceeds for reimbursement of organization and offering expenses. In 2003, $1,588,964 of organization and offering expenses had been incurred by Behringer Advisors I on behalf of the Partnership, of which $55,603 had been reimbursed by the Partnership and $1,533,361 will be reimbursed at a rate of 2.5% of future equity raised. Of the $55,603 of organization and offering costs reimbursed by the Partnership through December 31, 2003, $54,580 was capitalized as offering costs in "Additional paid-in capital" on the Partnership's balance sheet and $1,023 was expensed as organizational costs. Behringer Advisors I or its affiliates determine the amount of organization and offering expenses owed, based on specific invoice identification as well as an allocation of costs to the Partnership, Behringer Harvard Short-Term Opportunity Fund I LP and Behringer Harvard REIT I, Inc., affiliates of the Partnership, based on anticipated respective equity offering sizes of those entities. Behringer Advisors I or its affiliates will receive acquisition and advisory fees of up to 3.0% of the contract purchase price of each asset for the acquisition, development or construction of real property or, with respect to any mortgage loan, up to 3.0% of the funds advanced for the making or purchase of a mortgage loan. Behringer Advisors I or its affiliates may also receive up to 0.5% of the contract purchase price of each asset or, with respect to the making or purchase of a mortgage loan, up to 0.5% of the funds advanced, for reimbursement of expenses related to making investments. The Partnership made no investments in 2003, and consequently, Behringer Advisors I received no acquisition and advisory fees or reimbursements for related expenses.

        For the management and leasing of its properties, the Partnership pays HPT Management, its property manager, property management and leasing fees equal to the lesser of: (A) the amounts charged by unaffiliated persons rendering comparable services in the same geographic area or (B)(1) for commercial properties that are not leased on a long-term net lease basis, 4.0% of gross revenues, plus separate leasing fees of up to 1.5% of gross revenues based upon the customary leasing fees applicable to the geographic location of the properties, and (2) in the case of commercial properties that are leased on a long-term (10 or more years) net lease basis, 1.0% of gross revenues plus a one-time initial leasing fee of 3.0% of gross revenues payable over the first five years of the lease term. The Partnership will reimburse the costs and expenses incurred by HPT Management on the Partnership's behalf, including the wages and salaries and other employee-related expenses of all on-site employees of HPT Management who are engaged in the operation, management, maintenance and leasing or access control of Partnership properties, including taxes, insurance and benefits relating to such employees, and legal, travel and other out-of-pocket expenses that are directly related to the management of specific properties. The Partnership did not pay any property management and leasing fees in the year ended December 31, 2003.

        The Partnership will pay Behringer Advisors I or its affiliates an annual advisor asset management fee of 0.5% of the aggregate asset value. Any portion of the asset management fee may be deferred and paid in a subsequent year. In 2003, the Partnership paid no such fees to Behringer Advisors I.

        The Partnership distributes to its General Partners a share of net cash from operations, a 15% distribution after the limited partners have received distributions equal to their net capital contributions plus an 8.0% annual cumulative (noncompounded) return on their net capital contributions; provided, however, that in no event will the General Partners receive more than 10.0% of cash available for distribution.

        In connection with the sale of the properties of the Partnership, the Partnership will pay to the General Partners or their affiliates a real estate commission in an amount not exceeding the lesser of: (A) 50.0% of the reasonable, customary and competitive real estate brokerage commissions customarily paid for the sale of a comparable property in light of the size, type and location of the property, or (B) 3.0% of the gross sales price of each property, subordinated to distributions to Limited Partners from the sale proceeds of an amount which, together with prior distributions to the Limited Partners, will equal (1) 100.0% of their capital contributions plus (2) a 8.0% annual cumulative (noncompounded) return of their net capital contributions. Subordinated real estate commissions that are not payable at the date of sale, because Limited Partners have not yet received their required minimum distributions, will be deferred and paid at such time as these subordination conditions have been satisfied. In addition, after the limited partners have received a return of their net capital contributions and an 8.0% annual cumulative (noncompounded) return on their net capital contributions, then the General Partners are entitled to receive 15.0% of the remaining residual proceeds available for distribution (a subordinated participation in net sale proceeds and distributions); provided, however, that in no event will the General Partners receive in the aggregate more than 15.0% of sale proceeds remaining after the limited partners have received a return of their net capital contributions.

        The Partnership is dependent on Behringer Advisors I, Behringer Securities and HPT Management for certain services that are essential to the Partnership, including the sale of the Partnership's shares of limited partnership units, asset acquisition and disposition decisions, property management and leasing services and other general administrative responsibilities. In the event that these companies were unable to provide the respective services to the Partnership, the Partnership would be required to obtain such services from other sources.

6.      INCOME TAX BASIS NET INCOME

        The Partnership's income tax basis net income for the year ended December 31, 2003 is recalculated as follows:


        Net loss for financial statement purposes         $        (103,640)

        Start-up and organizational costs expensed
           for financial reporting purposes and
           capitalized and expensed over 5 years for
           income tax purposes                                      103,724
                                                         -------------------

        Net income for income tax purposes                $              84
                                                         ===================

7.      QUARTERLY FINANCIAL DATA (UNAUDITED)

        The following table presents selected unaudited quarterly financial data for each full quarter during the year ended December 31, 2003. There is no data to present for the year ended December 31, 2002.

                                      2003 Quarters Ended
                  -------------------------------------------------------------
                    March 31       June 30      September 30     December 31
                  -------------------------------------------------------------

        Revenues   $    -         $     -      $        -       $        -
        Net loss   $    -         $     -      $        -       $ (103,640)


8.      SUBSEQUENT EVENTS

        On March 12, 2004, the Partnership acquired a one-story office building containing approximately 29,660 of rentable square feet, located on approximately 2.5 acres of land (the "Hopkins Property"). The Hopkins Property is located in Hopkins, Minnesota, a suburb of Minneapolis, Minnesota. The purchase price of the Hopkins Property was $2,925,000 plus preliminary closing costs of approximately $144,925. The Partnership used proceeds from the Offering to pay the entire purchase price and all closing costs of the acquisition. The Hopkins Property is held by Behringer Harvard Hopkins, LLC, a wholly-owned subsidiary of the Partnership.

        The General Partners have announced their intention to initiate a distribution to the Partnership's limited partners at an annual rate of 6.0% per year to initially be paid on or about April 30, 2004.